March 28, 2008
BY FACSIMILE (202) 772-9217 AND EDGAR
Ms. Rose Zukin
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0405

Re:	Chembio Diagnostics, Inc.
Registration Statement on Form S-1
Post-Effective Amendment No. 5 filed on March 28, 2008
File Number 333-125942
Dear Ms. Zukin:
     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Chembio Diagnostics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective as soon as possible.
     The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the registration of securities specified in the above-referenced Registration Statement. Further, the Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you or any member of the Staff has comments or questions, please contact our counsel at Patton Boggs, LLP, Alan Talensick at (303) 894-6378 or James Muchmore at (303) 894-6154.

Very truly yours, CHEMBIO DIAGNOSTICS, INC.
By:	/s/ Richard J. Larkin
Richard J. Larkin, Chief Financial Officer